April 3, 2007

Mr. Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

RE:  TECUMSEH PRODUCTS COMPANY
     FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
     FILED MARCH 15, 2006
     FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
     FORMS 10-Q FOR THE FISCAL QUARTERS ENDED MARCH 31, 2006,
     JUNE 30, 2006 AND SEPTEMBER 30, 2006
     FORMS 10-Q/A FOR THE FISCAL QUARTERS ENDED MARCH 31, 2006 AND
     JUNE 30, 2006
     FILE NO. 0-452

Dear Mr. O'Brien:

This letter is in response to your comment letter dated February 2, 2007, addressed to Mr. James J. Bonsall, President and Chief Operating Officer of Tecumseh Products Company. Your comments are reproduced below, followed in each case by Tecumseh's response in italics.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

11.  Income Taxes, page 23

     1. Your response to prior comment 8 remains unclear. It appears that in your amended Form 10-Q's for the quarters ended March 31, 2006 and June 30, 2006, the tax benefit attributable to your US continuing operations does not equal the tax expense reflected in discontinued operations and other comprehensive income for the same periods. However, we understand that the effective tax rate for your US operations is 0%. As such, we would have expected that the tax benefit and the tax expense would net to zero in the first and second quarters of 2006. We note that in the third quarter of 2006, your accounting was consistent with our expectations, based on your disclosure on page 32, which states:

               Tax expense was recorded in discontinued operations and OCI . . . and a tax benefit was recorded on the loss in continuing operations to offset the expense recorded in OCI and discontinued operations. The net result was an effective rate in the U.S. federal jurisdiction of 0%.

          However, it is unclear why this relationship would not exist in the first and second quarters of 2006. Please advise, with references to authoritative literature, as applicable. Please also tell us the amount of the tax benefit on US continuing operations and the amount of tax expense on US discontinued operations and US OCI for each quarter in 2006. In addition, please explain how you determined each of these amounts.

Mr. Terence O'Brien
U.S. Securities and Exchange Commission
April 3, 2007
Page 2 of 7


          Answer:

          The year to date amounts reported in each quarter of 2006 for tax (provisions) and expense were as follows:

-Dr (Cr.) in millions                 1ST QTR   2ND QTR.   3RD QTR
---------------------                 -------   --------   -------
Continuing Operations - Federal        (5.5)      (8.9)     (11.2)
Continuing Operations - Foreign         2.9       (2.9)       7.5
   CONTINUING OPERATIONS - TOTAL       (2.6)     (11.8)      (3.7)
Discontinued Operations - Federal      (0.1)       7.6        8.5
Discontinued Operations - State         0.3        3.5        3.5
   DISCONTINUED OPERATIONS - TOTAL      0.2       11.1       12.0
   OTHER COMPREHENSIVE INCOME           5.6        2.9        2.7

          In arriving at the tax provision attributable to US federal operations recorded in the first quarter of 2006, we determined we could not estimate our overall effective tax rate applicable for the year because, based on our first quarter results by tax jurisdiction as compared to forecast, and the fact that sourcing decisions were yet to be finalized, our full-year forecast of profit before tax by tax jurisdiction was not considered reliable at the time. As a result, the tax provision for the quarter was prepared using actual first quarter financial results (a "discrete" approach), which was determined to be an appropriate method.

          Since a loss was reported from continuing operations and income was reported in other comprehensive income (OCI) in this first quarter, the US federal tax benefit recorded in continuing operations was allocated to OCI per paragraph 140 of FAS 109. This allocation resulted in an effective rate for the US federal jurisdiction of 0%. As indicated in our amended Form 10-Q for the quarter ended March 31, 2006, we incorrectly combined the income from foreign jurisdictions with losses from foreign jurisdictions for which tax benefits are not expected to be realizable. This correction resulted in approximately $2.9 million in foreign income tax expense for continuing operations. As such, the net income tax benefit from continuing operations of $2.6 million will not equal the $5.6 million in tax expense recorded in OCI.

          In the second quarter of 2006, we reported a gain in discontinued operations, related to the sale of the Little Giant Pump business, along with a gain in OCI and a loss from continuing operations, both in a jurisdiction with a full valuation allowance. Since the forecast of profit before tax by tax jurisdiction for the year had been updated and was now considered to be more reliable than in the first quarter, it was used in the calculation of the effective tax rate for the year.

          US federal tax expense and benefit were appropriately allocated amongst the three areas of income according to SFAS No. 109, paragraph 140, using the effective rate method, which limits the amount of benefit recorded on the loss from continuing operations to no more than the amount forecasted for the full year. Because the loss forecasted for the full year from continuing operations of $28.6 million was greater than the loss for the quarter

Mr. Terence O'Brien
U.S. Securities and Exchange Commission
April 3, 2007
Page 3 of 7


          of $24.8 million, the expense in discontinued operations ($7.6 million) and OCI ($2.9 million) exceeded the US Federal benefit ($8.9 million) in continuing operations.

          Additionally, based on the corrected methodology for calculating the foreign effective rate discussed above, we also recorded approximately $2.9 million of foreign tax benefit, which increased the total benefit in continuing operations to $11.8 million.

          Finally, state tax expense was recorded for state income tax liabilities related to the sale of Little Giant Pump Company, a US business that files separate tax returns in states where no valuation allowance was historically recorded, as a discrete period item. Thus, we recorded state tax expense of $3.5 million in discontinued operations which was not offset by a benefit in continuing operations.

          For the third quarter of 2006, we continued to apply paragraph 140 of FAS 109 for federal purposes to US continuing operations ($11.2 million), discontinued operations ($8.5 million) and OCI ($2.7 million). We also recorded foreign tax of $1.6 million based on the method discussed above and recorded a $5.9 million valuation allowance against deferred tax assets in Brazil for which we determined it was no longer more likely than not that the deferred tax asset would be realized.

     2.   With respect to your restatement, please address the following:

          - Please clarify why the changes to the interim periods in 2005 and 2004 had no effect on the annual periods. We note that the restatement related to income from foreign jurisdictions that was inappropriately combined with losses from foreign jurisdictions for which tax benefits are not expected to be realized. However, it would appear that this issue would result in the understatement of tax expense for annual periods, as well as interim periods.

          - Please tell us more about how the company originally allocated income tax expense between continuing and discontinued operations and the changes to your original accounting in the amended Form 10-Q for the quarter ended June 30, 2006.

          Answer:

          We restated our interim tax calculations for 2005 to comply with FIN 18, paragraph 22a, which states that:

          "If in a separate jurisdiction an enterprise anticipates an "ordinary" loss for the fiscal year or has an "ordinary" loss for the year-to-date for which, in accordance with paragraphs 14 and 15 above, no tax benefit can be recognized, the enterprise shall exclude "ordinary" income (or loss) in that jurisdiction and the related tax (or benefit) from the overall computations of the estimated annual effective tax rate and interim period tax (or benefit). A separate estimated annual effective tax rate shall be computed for that jurisdiction and applied to "ordinary" income (or loss) in that jurisdiction." As noted in the restated filings for 2005, we did not initially apply FIN 18 properly, since losses from jurisdictions for which no tax benefit can be recognized were combined with income from the remaining jurisdictions in arriving at the estimated effective tax rate that was applied to year to date income.

Mr. Terence O'Brien
U.S. Securities and Exchange Commission
April 3, 2007
Page 4 of 7


          FIN 18 is used to calculate the effective tax rate only for quarterly periods; it requires the use of forecasted profit or loss to arrive at an estimated effective rate. Since full-year actual financial results are available at the end of the year, FIN 18 does not apply, and discrete calculations by jurisdiction are used to calculate the effective tax. Therefore, the quarterly misstatements that occurred as a result of the improper application of FIN 18 had no effect on the full year calculations. We have consistently applied the year-end methodology.

          For a discussion of how we corrected our previous accounting for interim income taxes, please refer to our response to comment #1.

Management's Discussion and Analysis of the Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 40

3. We note your disclosure that your average days sales outstanding has increased at September 30, 2006, as compared to December 31, 2005, due, in part, to more extended payment terms to certain key customers in your Engine & Power Train segment. In future filings, please address the following:

          -    Disclose the reasons for the extended payment terms.

          - Disclose the effect of the extended payment terms on your liquidity and capital resources. Refer to disclosures required by SAB 104.

          - Disclose the extent to which your sales for the quarter ended September 30, 2006, were positively affected by the extended payment terms, as well as the extent to which these increased sales in the quarter ended September 30, 2006 will negatively affect your sales in future periods (i.e., the extent to which those sales would have occurred in later periods absent the extended payment terms).

          In your response, please show us what your future disclosures will look like.

          Answer:

          The statement in our third quarter Form 10-Q indicating that the Engine Group has more extended payment terms to certain key customers was not meant to imply that this was a recent or temporary extension of those payment terms, as this is not the case. Rather, it was meant to illustrate that the payment terms of certain Engine Group customers are longer when compared to the average payment term to a customer of the Group, which approximates 45 days. As those Engine customers become a greater proportion of the overall accounts receivable balance in certain periods, it has the effect of extending the average balance for days sales outstanding.

          Days sales outstanding increased to 60 days for the Engine Group as of September 30, 2006 from 50 at December 31, 2005, primarily due to two factors. First, payment terms with our largest Engine customer are net 60 days. At December 31, 2005, that customer accounted for approximately 50% of our accounts receivable balance, and had an average time to collection of 62 days. At September 30, 2006, the same customer accounted for approximately 60% of total accounts receivable for the Engine Group, and had an average time to collection of 68 days. The increased weighting of that customer, as well as

Mr. Terence O'Brien
U.S. Securities and Exchange Commission
April 3, 2007
Page 5 of 7


          the extension of time to collection, accounts for a 5.5 DSO increase for the Engine Group as a whole. Second, because of the bankruptcy of our Europa engine division, our inter-company accounts receivable with that division was reclassified to trade accounts receivable. This increased our September, 2006 trade accounts receivable by $3.5 million, or approximately 3.5 days.

          The variables that drive the days sales outstanding metric will differ from period to period. However, we will make sufficient disclosures in future filings to enable the readers of our financial statements to understand those variables.

Significant Accounting Policies and Critical Accounting Estimates, page 45

     4. We note your response to comment 1 in our letter dated October 19, 2006 and the corresponding disclosure in your September 30, 2006 Form 10-Q. We note that you used a discount rate of 8.15% as of September 30, 2006 and 9.25% as of December 31, 2005. We further note with the new $100 million Second Lien Credit Agreement and the amended February 6, 2006 First Lien Credit Agreement, your weighted average interest rate is 10.4%. Please explain to us how you estimated your discount rate and why you believe the rate used as of September 30, 2006 is reasonable. Your explanation should include a discussion of how your cost of debt and cost of equity (i.e., cost of capital) were considered in your estimate of the discount rate. Finally, also provide us with an explanation as to why the discount rate decreased from December 31, 2005 to September 30, 2006.

          Furthermore, in future filings, please disclose the amount by which the fair value of each of your reporting units exceeds carrying value when there is not a material difference between the two values. For the two reporting units within your Compressor segment, please disclose the amount of goodwill for each reporting unit and the amount of tangible and intangible assets. This information will allow an investor to understand the value of the assets at risk for impairment and how close to potential impairment those assets are. Please provide us with the disclosure you intend to include in future filings.

          Answer:

          In selecting the appropriate discount rate to utilize in our goodwill valuation estimates, we have relied upon guidance taken from FAS 142. Paragraph 24 of FAS 142 states that "Those cash flow estimates shall incorporate assumptions that marketplace participants would use in their estimates of fair value." Accordingly, rather than utilizing a company-specific rate, we have considered it more appropriate to consistently apply an externally derived market-rate approach. Specifically, the discount rates utilized in the goodwill valuation analysis are derived from published resources such as Ibbotson. Although those published rates are lower than our current weighted average cost of capital, until recently they have been higher.

          The company has historically applied the Ibbotson rate for the SIC code 3, representing a composite rate for manufacturing firms. The decline in discount rate from December 31, 2005 to September 30, 2006 reflects the change in the discount rate for SIC code 3 as published by Ibbotson.

Mr. Terence O'Brien
U.S. Securities and Exchange Commission
April 3, 2007
Page 6 of 7


          Per the Staff's request, in future filings we will segregate the amounts reported for the two Compressor Group business units that carry goodwill. We anticipate making the following disclosure in our Annual Report on Form 10-K for the year ended December 31, 2006:

                                       COMPRESSOR   COMPRESSOR   ELECTRICAL     ENGINE &
(in millions)                            EUROPE        INDIA        COMP.     POWER TRAIN   PUMPS    TOTAL
                                       ----------   ----------   ----------   -----------   -----   -------
Balance at Jan. 1, 2005 ............     $ 11.5        $ 7.1       $216.9        $  2.9      $5.1   $ 243.5
Impairment .........................                               (108.0)         (2.7)             (110.7)
Foreign currency translation .......       (1.5)        (0.2)                      (0.2)               (1.9)
                                         ------        -----       ------        ------      ----   -------
Balance at Dec. 31, 2005 ...........       10.0          6.9        108.9            --       5.1     130.9
Sale of Little Giant Pump Company ..                                                         (5.1)     (5.1)
Foreign currency translation .......        1.2          0.1         (0.1)                              1.2
                                         ------        -----       ------        ------      ----   -------
Balance at Dec. 31, 2006 ...........     $ 11.2        $ 7.0       $108.8            --        --   $ 127.0
                                         ======        =====       ======        ======      ====   =======

          All intangible assets are associated with the Electrical Components segment, and this fact is disclosed in our Form 10-K and will also be included in future filings.

          In assessing whether any of the reporting units that carry goodwill have fair values that do not exceed carrying values by a material amount, we have used a sensitivity analysis that evaluates the change in fair value with a 1.0% increase or decrease in the discount rate, a disclosure that was requested by the Staff in a previous comment letter. Performing this analysis has resulted in the following anticipated disclosure in our Annual Report on Form 10-K for the year ended December 31, 2006:

          "Based on the goodwill analysis performed for the year ended December 31, 2006, changes of 1.0% in the discount rate utilized would increase (decrease) the fair value calculated for the respective business units as follows:

                                 Change in valuation with    Change in valuation with
                                1.0% decrease in discount   1.0% increase in discount
                                           rate                        rate
                                -------------------------   -------------------------
Compressor Segment -  Europe              $ 4.7                       ($4.4)
Compressor Segment - India                  4.3                        (4.0)
Electrical Components - Fasco              14.7                       (20.5)

          'For the Fasco business unit, if the discount rate were to increase by 1.0%, the fair value of the business unit would decrease by approximately $20 million. This rate increase would result in the calculated fair value of the business exceeding its carrying value by $3.2 million. The other two business units that have goodwill show fair values sufficiently greater than the carrying value such that a 1.0% increase in discount rate does not place the goodwill at or near risk of impairment.

          'While we currently believe that the fair value of all of our reporting units exceeds carrying value under the discounted cash flow model, materially different assumptions regarding future performance of our reporting units, the selected discount rate or the

Mr. Terence O'Brien
U.S. Securities and Exchange Commission
April 3, 2007
Page 7 of 7


          intention to continue to operate the reporting units could result in significant impairment losses."

We intend to provide similar disclosures in future filings as appropriate.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Tecumseh Products acknowledges that:

     - The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

TECUMSEH PRODUCTS COMPANY


/s/ James S. Nicholson
------------------------------------
James S. Nicholson
Vice President, Treasurer and Chief
Financial Officer

JSN/kvk